Via Facsimile and U.S. Mail
Mail Stop 4720

May 25, 2010

David G.P. Allan
Chairman and Chief Executive Officer
YM Biosciences Inc.
5045 Orbitor Drive, Building 11, Suite 400
Mississauga, Ontario, L4W 4Y4
Canada

Re: YM Biosciences Inc.
Form 20-F for the Year Ended June 30, 2009 Filed September 25, 2009
Form 6-K Filed October 7, 2009
File No. 001-32186

Dear Mr. Allan:

We have completed our review of the above-referenced filings and have no further comments at this time.

Sincerely,

Jeff Riedler
Assistant Director

cc: Daniel M. Miller
Dorsey & Whitney LLP
777 Dunsmuir Street, Suite 1605
P.O. Box 10444, Pacific Centre
Vancouver BC   V7Y 1K4
Canada